UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 24, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 24

January 2024

24 January 2024
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules
News Release
Changes to the UBS Group Executive Board
●
Aleksandar Ivanovic named President Asset Management; Suni Harford retires
●
Beatriz Martin Jimenez named GEB Lead for Sustainability and

Impact.
Zurich/Basel, 14 January 24 January 2024 –

Following Suni Harford’s decision to retire from UBS, Aleksandar
Ivanovic will join UBS’s Group Executive Board as President Asset

Management and Beatriz Martin Jimenez
will become the GEB Lead for Sustainability

and Impact in addition to her existing responsibilities.

These
changes are effective 1 March 2024.
As Head of Client Coverage and Head of the

EMEA and Switzerland regions for Asset Management,
Aleksandar Ivanovic has played a key role in developing

and executing UBS’s Asset Management

strategy and
leading the engagement with institutional and

wholesale clients. Since starting his

UBS career in 1992 as an
apprentice, Aleksandar has worked in all UBS business

divisions and has additionally held various leadership
roles at Credit Suisse and Morgan Stanley. He holds a Master of Science in Finance from the London Business
School.
Beatriz Martin Jimenez will succeed Suni Harford as

GEB lead for Sustainability & Impact, in

addition to her
existing responsibilities as Head Non-Core and Legacy and President EMEA

and UK Chief Executive. Beatriz
Martin Jimenez, who joined UBS in 2012,

has held key business and finance roles during her

12 years at UBS,
including Investment Bank Chief of Staff and COO,

Group Treasurer,

and Group Head Transformation and
has been closely involved with the firm’s culture-building

activities.
Suni Harford was appointed President Asset Management

in 2019 after joining the firm in 2017. Under

her
leadership, UBS has continued to evolve and

scale its Asset Management business

to meet clients’ changing
needs. Most recently, Suni has led the integration of Credit Suisse’s asset management activities, creating one
of the largest global players with USD 1.6

trillion in assets under management and

recognized strengths in
areas including alternatives and sustainability. As the GEB Lead for Sustainability and Impact since 2021, Suni
has spearheaded UBS’s efforts to align our activities

across the entire firm and drive our transition to a low-
carbon economy, including publication of our Climate Roadmap.

Group Chief Executive Officer Sergio P.

Ermotti: “I’m delighted to welcome Aleksandar

Ivanovic to the UBS
Group Executive Board. His extensive experience and

broad network across the firm make him the ideal
person to build on our strong foundation and progress our integration plans. At the same time, Beatriz Martin
Jimenez’s many years of experience at UBS,

as well as at other leading financial services

firms, will be
invaluable in her role as GEB lead for sustainability

and impact. I’d also like to thank Suni Harford

for her
leadership and commitment to UBS and for

the significant contribution she has made

to our success. I wish
her all the best for the future.”

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 24

January 2024

UBS Group AG and UBS AG
Investor Relations:
Switzerland:

+41-44-234 41 00
Media contact:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media
Cautionary Statement Regarding Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F,

quarterly reports and
other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form
F-3 (Registration Numbers 333-263376 and 333-272452), and on Form S-8

(Registration Numbers
333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255;

333-228653; 333-
230312; 333-249143 and 333-272975), and into each prospectus outstanding under any of the
foregoing registration statements, (2) any outstanding offering circular or similar document issued or
authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are
incorporated into its registration statements filed with the SEC,

and (3) the base prospectus of
Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004

(Registration Number 333-
111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

January 24, 2024